--------------------------------------------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             dated October 17, 2002


                                WORLD GAMING PLC
                                ----------------
                    (Exact Name as Specified in its Charter)

                                       N/A
                                       ---
                       (Translation of Registrant's Name)

                   Station House, Station Road, Barnes Common
                            London, SW13 0HT, England
                  Tel: + 44 20 8392 2939 Fax: + 44 20 8392 1000
                  ---------------------------------------------
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X    Form 40-F
                     ---               ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes               No    X
               ---              ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         Not applicable.

--------------------------------------------------------------------------------

Attached hereto as an exhibit to this Form 6-K are the Registrant's unaudited consolidated financial statements at and for the three-month period ended March 31, 2002, and related Management's Discussion and Analysis of Financial Condition and Results of Operations.

The document set forth as an exhibit to this Form 6-K is incorporated herein by reference.


                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    October 17, 2002

                                       WORLD GAMING PLC



                                       By:    /s/ Simon Coulthard
                                              -------------------
                                       Name:  Simon Coulthard
                                       Title: Group Financial Director




                                  EXHIBIT INDEX


Exhibit   Description of Exhibit
-------   ----------------------

1         Registrant's Financial Statements for the three months ended
          March 31, 2002

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
         (All figures in thousands of US dollars, except per share data)

Overview

World Gaming Plc ("World Gaming" or the "Company") is a UK-based I-gaming software and e-business services company. The Company is an international developer, licensor and provider of online gaming products, including casino, sportsbook and pari-mutuel betting.

Starnet Systems International Inc., a subsidiary of the Company incorporated and operating out of Antigua, licenses its gaming software to third parties for an initial licensing fee and monthly royalties. Inphinity Interactive Inc., a wholly-owned subsidiary of the Company develops gaming software and web pages. The Company's Internet casino, which targets only customers outside North America, is operated by its subsidiary, World Gaming Services, Inc., also incorporated and operating out of Antigua. The following tables set out selected consolidated information from the statements of operations for the three months ended March 31, 2002 and March 31, 2001 and the balance sheets as at March 31, 2002 and at December 31, 2001:

                  SELECTED STATEMENT OF OPERATIONS INFORMATION

                                    For the three months ended
                                 --------------------------------
                                 March 31, 2002    March 31, 2001
                                 --------------    --------------

     Net Sales ..................   $ 4,521           $ 4,943
     Gross Profit ...............     3,917             3,405
     Operating Expenses .........     4,865             4,956
     Net Loss ...................      (905)           (1,523)


                       SELECTED BALANCE SHEET INFORMATION

                                 March 31, 2002    December 31, 2001
                                 --------------    -----------------

     Working Capital ............  $ (2,814)         $ (2,426)
     Total Assets ...............    10,083            12,181
     Long Term Debt (current and
       long-term portion) .......       935             1,083
     Accumulated Deficit ........   (22,268)          (21,363)
     Total Shareholders' Equity .       816             1,686

Total revenues for the quarter ended March 31, 2002 were $4,521 compared to $4,943 for the same period last year, representing a decrease of 9 per cent. Net loss for the quarter ended March 31, 2002 was $905 or $0.03 per share compared to a net loss of $1,523 or $0.05 per share for the corresponding period last year.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
         (All figures in thousands of US dollars, except per share data)

The Company experienced a 3 percent decline in royalty revenues during the quarter largely due to a 13 percent decrease in average royalty rate. The decrease in average royalty rate was primarily due to an increase in system-wide revenue contribution (as a percentage of total system wide revenue) from our largest licensee to 68 per cent for the three months ended March 31, 2002 from 51 per cent for the same period last year. The decrease in average royalty rates was partially offset by a 23 per cent increase in the number of wagers managed by our servers and a 38 per cent increase in the average users utilizing our software. Transaction processing related revenue was down 59 per cent for the three month periods to $424 from $1,044 as an increasing number of licensees have assumed their own merchant processing responsibilities. Licensing revenue increased 515 per cent for the quarter primarily due to a number of licensees obtaining a gaming license in our alternate gaming jurisdiction.

Gross margins were 87 per cent in the quarter compared to 69 per cent in the prior year, reflecting a more profitable revenue mix. The reduction of revenues from transaction processing and reselling of gaming licenses played a role in improving our gross margins as these revenue sources have historically been low margin revenue.

As a result of the Company's continuing effort to reduce operating costs, operating expenses decreased 2 per cent to $4,865 during the first quarter compared to $4,956 for the same period last year and 7 percent compared to the previous quarter. Also during the quarter, the Company incurred a bad debt expense of $288 due to one of its licensees becoming insolvent. The licensee was subsequently acquired during the second quarter by another of the Company's licensees. If not for this expense the Company would have realized a reduction in operating expenses of 8 percent and 13 percent respectively. The increased cost in the prior year is primarily due to the restructuring charges incurred in the quarter ended March 31, 2001. As a result of this restructuring, the Company has realized lower payroll costs in the operation of its development group. During the quarter, the Company completed the restructuring of its operations group of which severance costs were expensed during the quarter. The benefits of this restructuring will be realized in future quarters.

Liquidity and Capital Resources

At March 31, 2002, the Company had $974 in cash and cash equivalents down from $2,206 at December 31, 2001. The decrease in the quarter was primarily due to the use of cash in operations resulting from a net cash loss for the quarter and a reduction in accounts payable and accrued liabilities. Cash was also used to purchase new capital equipment of $167 and repay capital leases of $148.

Working capital at March 31, 2002 decreased to $ (2,814) from $ (2,426) at December 31, 2001. Included in working capital is $1,200 related to the anticipated settlement of the class action lawsuit. This is calculated as the value of shares expected to be issued for settlement of the suit and no cash is anticipated to be paid to cover this matter.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
        (All figures in thousands of US dollars, except per share data)

The Company also has reserves held by credit card processors totaling $2,240. These funds are held as rolling reserves and are typically released to the Company after six months. Accounts receivable decreased by 13 per cent from $2,591 at December 31, 2001 to $2,258 at March 31, 2002. The decrease in accounts receivable is primarily due to lower royalties of fees generated in March 2001 when compared to December 2001. Accounts receivable is comprised of royalty and transaction fees due from operating licensees that have their own merchant accounts and from new licensees that were offered an installment payment plan on the initial licensing fees. Royalty and transaction fees due from operating licensees are usually collected prior to the end of the following month. Licensing fees are usually collected in full prior to recognition of the revenue. At March 31, 2002, accounts receivable consisted primarily of royalty and transaction fees due from operating licensees.

Prepaid expenses and deposits increased by $152 to $590 at March 31, 2002 compared to $438 at December 31, 2001. Other current assets increased by $139 to $348 at March 31, 2002 when compared to $209 primarily due to increased financing costs. Other current assets is comprised primarily of deferred financing costs related to the Company's current financing effort and deferring costs associated with establishing a new gaming jurisdiction.

Deferred revenue which relates to amounts collected from new licensees not yet live at the end of the month, increased slightly to $276 at March 31, 2002 from $260 at December 31, 2001. At March 31, 2002, there were a number of new licensees waiting to go live on our system from whom deposits were previously collected.

Net cash used in investing activities for the quarter ended March 31, 2002 was $167 compared to $21 provided by the same period last year. The decrease from investing activities was primarily due to the purchase of capital assets.

Net cash used for financing activities for the three months ended March 31, 2002 was $148 compared to $175 in the same period last year. Cash was used for principal payments on existing capital lease.


                Special Note Regarding Forward-Looking Statements

We make certain forward-looking statements in this document within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this document, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty," forward-looking statements are being made. These forward-looking statements speak as of the date of this document.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
         (All figures in thousands of US dollars, except per share data)

The forward-looking statements are not guarantees of future performance and involve risk and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements. These statements are based on our current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, without limitation, the risks and uncertainties referred to in our filings with the Securities and Exchange Commission, including our most recent Form 20-F.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.

                        WORLD GAMING PLC AND SUBSIDIARIES
                           Consolidated Balance Sheets
                         (In Thousands of U.S. Dollars)


                                     ASSETS
                                     ------

                                                        March 31,   December 31,
                                                          2002          2001
                                                       -----------  ------------
                                                       (Unaudited)
CURRENT ASSETS

   Cash and cash equivalents .........................   $   974      $ 2,206
   Reserves and deposits with credit card processors .     2,240        2,532
   Accounts receivable, net ..........................     2,258        2,591
   Employee loans and advances-current portion .......        17           68
   Prepaid expenses ..................................       590          438
   Other current assets ..............................       348          209
                                                         -------      -------

     Total Current Assets ............................     6,427        8,044
                                                         -------      -------

   Capital Assets, net ...............................     3,656        4,133
                                                         -------      -------

OTHER ASSETS

   Employee advances-long term portion ...............         -            4
                                                         -------      -------

    Total Other Assets ...............................         -            4
                                                         -------      -------

     TOTAL ASSETS ....................................   $10,083      $12,181
                                                         =======      =======

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                     Consolidated Balance Sheets (Continued)
                         (In Thousands of U.S. Dollars)


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

                                                        March 31,   December 31,
                                                          2002          2001
                                                       -----------  ------------
                                                       (Unaudited)
CURRENT LIABILITIES

   Accounts payable and accrued liabilities ..........   $ 5,272      $ 5,911
   Accrual for legal claims ..........................     1,200        1,200
   Funds held on deposit .............................     1,584        2,041
   Deferred revenue ..................................       276          260
   Current portion of capital lease obligation .......       909        1,058
                                                         -------      -------

     Total Current Liabilities .......................     9,241       10,470
                                                         -------      -------

Capital lease obligations, less current maturities....        26           25
                                                         -------      -------

TOTAL LIABILITIES ....................................     9,267       10,495
                                                         -------      -------

STOCKHOLDERS' EQUITY

   Capital stock .....................................    24,188       24,188
   Deferred compensation .............................       (42)        (168)
   Accumulated deficit ...............................   (22,268)     (21,363)
   Accumulated other comprehensive loss ..............    (1,062)        (971)
                                                         -------      -------

      Total Stockholders' Equity .....................       816        1,686
                                                         -------      -------

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .....   $10,083      $12,181
                                                         =======      =======

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                      Consolidated Statements of Operations
                         (In Thousands of U.S. Dollars)
                                   (Unaudited)

                                                   For the Three Months Ended
                                                             March 31,
                                                 -------------------------------
                                                     2002              2001
                                                 -------------     -------------
REVENUE
   Royalties and fees ......................       $    3,991        $    4,769
   Licensing ...............................              480                78
   Other ...................................               50                96
                                                   ----------        ----------
     Total Revenue .........................            4,521             4,943

   Cost of sales ...........................              604             1,538
                                                   ----------        ----------
     Gross Profit ..........................            3,917             3,405
                                                   ----------        ----------
OPERATING EXPENSES
   Development, selling, general,
      and administrative ...................            4,221             4,309
   Depreciation and amortization ...........              644               647
   Interest and bank charges ...............               25                 -
                                                   ----------        ----------
     Total Operating Expenses ..............            4,890             4,956
                                                   ----------        ----------
Net Loss From Operations ...................             (973)           (1,551)
                                                   ----------        ----------
OTHER INCOME
     Other income ..........................               68                28
                                                   ----------        ----------
     Total Other Income ....................               68                28
                                                   ----------        ----------
Loss before income taxes ...................             (905)           (1,523)

Income taxes ...............................                -                 -
                                                   ----------        ----------
NET LOSS ...................................             (905)           (1,523)
                                                   ----------        ----------
OTHER COMPREHENSIVE LOSS
     Foreign currency translation ..........              (91)             (391)
                                                   ----------        ----------
     Total other comprehensive loss ........              (91)             (391)
                                                   ----------        ----------
Net Comprehensive Loss .....................       $     (996)       $   (1,914)
                                                   ==========        ==========
BASIC LOSS PER SHARE .......................       $    (0.03)       $    (0.05)
                                                   ==========        ==========
WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING ........................       34,193,181        32,193,181
                                                   ==========        ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                         (In Thousands of U.S. Dollars)
                                   (Unaudited)


                                                            For the Three Months
                                                               Ended March 31,
                                                            --------------------
                                                               2002      2001
                                                              -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss ................................................  $  (905)  $(1,523)
   Adjustment to reconcile net loss to net
    cash used by operating activities:
     Depreciation and amortization .........................      644       647
     Deferred compensation .................................      126         -
   Changes in operating assets and liabilities:
     (Increase) decrease in reserves with
        credit card processors .............................      292      (883)
     (Increase) in accounts receivable and employee advances      388     1,087
     (Increase) in prepaid expenses and deposits ...........     (152)      (86)
     (Increase) decrease in other assets ...................     (139)      283
     Increase (decrease) in accounts payable and accrued
        liabilities ........................................     (639)      252
     Increase (decrease) in funds held on deposit ..........     (457)      376
     Increase (decrease) in deferred revenue ...............       16        77
                                                              -------   -------
       Net Cash Used by Operating Activities ...............     (826)      230
                                                              -------   -------

CASH FLOWS FROM INVESTING ACTIVITIES

   Proceeds from the sale of property and equipment ........        -        46
   Purchase of property and equipment ......................     (167)        -
   Transfer to restricted cash .............................        -       (25)
                                                              -------   -------

       Net Cash Provided By (Used For) Investing Activities      (167)       21
                                                              -------   -------

CASH FLOWS FROM FINANCING ACTIVITIES

   Principle payments on capital lease obligations .........     (148)     (175)
                                                              -------   -------

     Net Cash Used by Financing Activities .................     (148)     (175)
                                                              -------   -------

     Effects of exchange rate on cash ......................  $   (91)  $  (391)
                                                              -------   -------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                Consolidated Statements of Cash Flows (Continued)
                         (In Thousands of U.S. Dollars)
                                   (Unaudited)


                                                            For the Three Months
                                                               Ended March 31,
                                                            --------------------
                                                               2002      2001
                                                              -------   -------

DECREASE IN CASH ...........................................  $(1,232)  $  (315)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD ...........    2,206     2,484
                                                              -------   -------

CASH AND CASH EQUIVALENTS END OF PERIOD ....................  $   974   $ 2,169
                                                              =======   =======


                 SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION

CASH PAID DURING THE PERIOD FOR

Interest ...................................................  $    46   $     -
Income taxes ...............................................  $     -   $     -


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                      March 31, 2002 and December 31, 2001


NOTE 1 - ACCOUNTING POLICIES

             The consolidated financial statements at March 31, 2002 and for the three months ended March 31, 2002 and 2001 is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) which in the opinion of management, are necessary to state fairly the financial information set forth therein in accordance with accounting principles generally accepted in the United States of America.


NOTE 2 - UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS


             The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial reporting and the instructions to Form 6-K. Accordingly, certain information and footnote disclosures normally included in financial statements prepared under accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such regulations. These consolidated financial statements for the three months ended March 31, 2002 should be read in conjunction with the Company's annual report on Form 20-F for the fiscal year ended December 31, 2001. The results of operations for the three months ended March 31, 2002, may not be indicative of the results that may be expected for the year ending December 31, 2002.


NOTE 3 - COMMITMENTS AND CONTINGENCIES

             The Company had employment contracts with its two principal officers. The salary and bonus compensation resulting from these contracts are as follows:

                                                               Potential Bonus
Name and Principle Position        Term of the   Base Salary   (as a percentage
                                   Contract          ($)       of Base Salary)
--------------------------------   -----------   -----------   ----------------
Michael Aymong, President & CEO      2 years         350          Up to 100%

Rodney Davis, CFO and acting COO     2 years         150          Up to 50%
--------------------------------   -----------   -----------   ----------------

             As previously disclosed, Michael Aymong's employment with the Company began April 9, 2001. Mr. Aymong's contract provided for various other benefits and payments, including options to purchase equity securities in the Company. Stock options issued to Mr. Aymong prior to his termination remain outstanding and continue to vest until April 2003. No release agreement

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                      March 31, 2002 and December 31, 2001


NOTE 3 - COMMITMENTS AND CONTINGENCIES (Cont'd)

             has been entered into with Mr. Aymong at this time. Mr. Aymong resigned on June 19, 2002.

             Mr. Rodney Davis's employment with the Company began on July 7, 2001. As part of his remuneration package, Mr. Davis was entitled to and received various options to acquire equity securities of the Company. Mr. Davis resigned on June 20, 2002. A release agreement signed by Mr. Davis includes payment of six months base salary, bonus accrual, severance bonus, and accrued vacation pay. Options granted to Mr. Davis will continue to vest until November 2002.

             The Company is in the process of negotiating the terms of an employment agreement with a new CEO.

             The Company signed an employment agreement with a new group finance director in August 2002, providing for annual base compensation of 75 UK Pound Sterling (approximately $113 US) in addition to other normal executive employment benefits. The agreement calls for a probationary period of three months. A share option package will be agreed upon before the end of the probationary period.

             Additionally, the Company has entered into several other employment contracts with key employees and consultants through November 27, 2002.

             In June 2002, the Company vacated offices in Toronto. The Company continues to be liable for the lease payments for the duration of the lease term.

             In June 2002, the Company moved into new office space in Antigua. The new lease agreement is for a one-year period and calls for monthly lease payments of $9. The Company satisfied all terms under the previous lease.

             In August 2002, the Company moved into new office space in London. The new lease agreement is for a one-year period commencing August 12, 2002 and calls for quarterly lease payments of 5 UK Pound Sterling (approximately $8 US). The agreement also provides the Company with an option to extend for two terms of one year each until August 12, 2006 subject to annual increases in lease payments in line with the UK Retail Price Index.

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                      March 31, 2002 and December 31, 2001


NOTE 4 - SUBSEQUENT EVENT

             During March 2002, two members of the Company's board of directors resigned including the chairman of the board. In June 2002, the Company's chief executive officer and acting chairman of the board, along with the chief financial officer resigned. Additionally, an interim chief executive officer served from June 2002 to July 2002 before resigning. A new chief executive officer and group finance director have been appointed.

             During August 2002, the Company signed a loan agreement whereby the Company could borrow up to $1.5 million ($1,500 in thousands). Pursuant the terms of the agreement, the Company has received $1.5 million ($1,500 in thousands). The loan bears interest at the rate of 2% above LIBOR with interest accruing daily. The terms of the agreement call for repayment of 75% of the loan no later than March 31, 2003, with interest accrued to that date and full amount of the loan, and accrued interest, repaid no later than September 30, 2003.


NOTE 5- GOING CONCERN

             The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has accumulated significant losses and has negative working capital. All of these items raise substantial doubt about its ability to continue as a going concern. The Company has implemented measures to greatly reduce operating costs. Among these measures are efforts to eliminate non-value-added expenses through the consolidation of operations at one primary location and a significant reduction in the company's work force. The Company is also converting its sales staff from a direct sales force to a business development group which will focus primarily on developing the Company's existing client base. In addition to these measures, the Company intends to continue to seek out additional financing.